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                             June 16, 2020

       Jason Brown
       Chief Executive Officer
       Called Higher Studios, Inc.
       231 Public Square, Suite 300, PMB-41
       Franklin, Tennessee 37064

                                                        Re: Called Higher
Studios, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 21, 2020
                                                            File No. 024-11220

       Dear Mr. Brown:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed May 21, 2020

       Offering Circular Cover Page, page i

   1. You state on your cover page that there is a minimum that is required to be raised in this offering but you do not
clearly disclose the amount. In this regard, we note that you have engaged Prime Trust,
LLC as an escrow agent to hold funds tendered by investors and
                                                        "assuming [you] sell a
minimum of $10,000 in securities may hold a series of closings."
                                                        However, we also note
your disclosure on page 28 that there is no minimum amount to be raised in this offering
and that your Escrow Services Agreement does not provide for a minimum offering
amount. Please reconcile these inconsistencies.
   2. As a related matter, we note your disclosure that you "may undertake one or more closings on a rolling basis once
the minimum offering amount is sold" and that "[a]fter each
                                                        closing, funds tendered
by investors will be available to the company." Please revise to clarify the situations
when a closing will occur and the events or contingencies that must
 Jason Brown
FirstName LastNameJason Brown
Called Higher Studios, Inc.
Comapany NameCalled Higher Studios, Inc.
June 16, 2020
Page 2
June 16, 2020 Page 2
FirstName LastName
         occur for the funds to be released to you. Also, if appropriate, make sure you explain the material implications of multiple closings to investors, including its impact on whether purchasers can receive returns of funds from escrow.
3. It appears that StartEngine Primary, LLC and its affiliate StartEngine Crowdfunding, Inc.
         may be acting as underwriters. If so, please identify them as such or explain why they are not underwriters.
Summary, page 1

4. In an appropriate place in your cover page and Summary, please briefly disclose your dual-class structure and the relative voting rights of your Class A and Class B shares.
Risk Factors
The exclusive forum provision in our certificate of incorporation and bylaws..., page 6

5. We note your disclosure that your Amended and Restated Certificate of Incorporation and
         Subscription agreements include an exclusive forum provisions that doesn't apply to
         "lawsuits arising from the federal securities laws." Please revise the Amended and
         Restated Certificate of Incorporation, filed as Exhibit 2.1, and the Subscription
         Agreement, filed as Exhibit 4.1, to clarify, as you do in your disclosure, that the provisions do not apply to claims under the federal securities laws or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. We also note that the heading of this risk factor suggests that your Bylaws include an exclusive forum provision. However, we did not note such provision in your Bylaws, filed as Exhibit 2.2. Please revise to clarify and ensure consistency throughout your Offering Circular.
The Entertainment and Media Market, page 13

6. We note that you have included a chart of the top grossing Christian films, as of March
         31, 2020. To contextualize the significance of the gross revenues from these films, please discuss how they compare to your potential films based on your disclosed anticipated budget. In this regard, it is unclear how your budget relates to that of the films listed in this chart, which appear to be be significantly higher. For example, we note your disclosure that the movie Miracles From Heaven, which is number six on your chart, "was made for only $13 million, but brought in more than $73 million at the box office."
         However, your disclosure indicates that you will only need "between $1 to $2 million dollars to fully fund a movie."
Bonus Shares for Certain Investors, page 27

7. You state that to be eligible in the bonus program, "an investor must have subscribed for
         StartEngine CF shares within the last 12 months prior to investing in this offering, and must continue to hold a minimum number of StartEngine CF shares." Please clarify the eligibility requirements of the bonus program and explain whether there is a minimum
 Jason Brown
Called Higher Studios, Inc.
June 16, 2020
Page 3
         period of time investors are required to hold a certain number of StartEngine CF shares to qualify for bonus shares. For example, clarify when StartEngine OWNers become eligible for bonus shares in this offering and clearly discuss the date that will be used for determining whether StartEngine OWNers will be eligible to receive bonus shares in this offering.
General

8. Please clarify the total number of shares of common stock you are offering. In this regard, we note that your cover page discloses up to 905,800 shares of Class A Voting Common
         Stock, plus up to 100,239 bonus shares. However, your Plan of Distribution also states that "certain investors (which may include StartEngine OWNers) are eligible to receive
         Bonus Shares of Common Stock equal to 5% or 10% of the shares they purchase."
9. We note your disclosure on page 14 that your company was "designed from the ground up to be owned by a large group of people of faith rather than venture capitalists, wealthy individuals, or Wall Street investors." However, your disclosure elsewhere in the filing indicates that you "are exploring opportunities to partner with venture capitalists, film financing companies, and other entertainment financiers to increase funding for Called
         Higher Studios projects." Please reconcile these two statements to ensure consistency throughout your Offering Circular.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Robert Shapiro, Staff Accountant at 202-551-3273 or Theresa Brillant,
Staff Accountant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jennifer L pez, Staff Attorney at 202-551-3792 with any other questions.



FirstName LastNameJason Brown                                 Sincerely,
Comapany NameCalled Higher Studios, Inc.
                                                              Division of
Corporation Finance
June 16, 2020 Page 3                                          Office of Trade &
Services
FirstName LastName